UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 03, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Group”)
SIBANYE MINERAL RESOURCES AND MINERAL RESERVES UPDATE FOR THE
GOLD AND PLATINUM DIVISIONS
Westonaria, 3 March 2017: Sibanye Gold Limited (JSE: SGL & NYSE:
SBGL) is pleased to report updated Group Mineral Resources and
Mineral Reserves, declared as at 31 December 2016, which following the acquisitions of Aquarius Platinum Limited and the Rustenburg
Operations in 2016 includes maiden Platinum Group Metals (4E PGM)
Mineral Reserves and Resources.
Salient points:
·  Total Gold Mineral Reserves of 28.7Moz declared represent a reduction of 2.3Moz, which after accounting for depletion of 1.6Moz due to mining activities in 2016, equates to a
   2% decrease year on year.
·  The cessation of underground mining at Cooke 4, resulted
   in the exclusion of 2.1Moz Gold Mineral Resources and
   0.5Moz Gold Mineral Reserves
·  Uranium Mineral Reserves decreased negligibly to 113.2Mlb, with the exclusion of 2.9Mlb from the Cooke Operations
   offset by additional Mineral Reserves from the Beisa
   Project being declared.
·  Total Gold Mineral Resources increased by 3% to 102.0Moz
·  Maiden 4E PGM Mineral Resources of 126.5Moz and Reserves
   of 23. 2Moz declared, position Sibanye in the top 5 PGM
   companies globally, based on these measures.
·  The 12.5Moz decrease in 4E PGM Mineral Reserves year-on-
   year, is primarily due to:
–
Mining Depletion (1.7Moz),
–
the sale of the Everest mine during the reporting period
(1.1Moz),
–
duplication of reported reserves of 2.4Moz declared by
Anglo American Platinum at the Rustenburg operations in
relation to the Kroondal PSA area and
–
the application of more conservative commodity price
assumptions used by Sibanye relative to those previously
used by Anglo American Platinum and Aquarius Platinum
(resulting in a reduction of 6.2Moz at Rustenburg and
0.9Moz at Kroondal’s Marikana operation). In line with
Sibanye reporting standards, assumed commodity prices

assumptions for estimating Mineral Resource and Reserves
are based on three year average, trailing and spot
commodity prices.
Summarise Group Mineral Resources and Reserve Estimate at 31 December
2016
·  Gold
Mineral Resources
1
Gold
Mineral Reserves
1
31 Dec 2016
31 Dec
2015
31 Dec 2016
31 Dec
2015
Tonnes     Grade         Gold            Gold
Tonnes        Grade        Gold       Gold
(Mt)      (g/t)           (Moz)
(Moz)
(Mt)          (g/t)
(Moz)
(Moz)
Grand Total
Underground and
Surface                        1104.5
2.9
102.035
98.790
Grand Total
Underground
and Surface
838.2
1.1
28.694
30.988
Uranium
Mineral Resources
1
Uranium
Mineral Reserves
1
31 Dec
2016
31 Dec
2015
31 Dec 2016
31 Dec
2015
Tonnes
        Grade          U
3
O
8
U
3
O
8
Tonnes
Grade
U
3
O
8
U
3
O
8
(Mt)        (kg/t)         (Mlb)              (Mlb)
(Mt)       (kg/t)           (Mlb)         (Mlb)
Grand Total
(Underground
and Surface)
703.5
0.103
159.507
229.852
Grand Total
(Underground
and Surface
687.5
0.075
113.226
113.814
PGMs (4E)
Mineral Resources
PGM (4)E
Mineral Reserves
31-Dec-2016
31-Dec-
2015
31-Dec-2016
31-Dec-
2015
Tonnes
(Mt)
Grade
(g/t)
4E
(Moz)
4E
(Moz)
Tonnes
(Mt)
Grade
(g/t)
4E
(Moz)
4E
(Moz)
Grand Total
Underground
and Surface
1064.8       3.7           126.478
141.487
Grand Total
Underground
and Surface
261.6          2.7
23.186
35.703
Mineral Reserves are reported in accordance with the SAMREC Code, with three year average, trailing, commodity prices applied in accordance with SEC requirements. The PGM Reserves reported at
December 2016,(including Rustenburg and Aquarius but excluding
Mimosa), have been evaluated on this price deck. An average exchange rate of R12.70/US$ and the following commodity prices were used:
Precious metals
2017
3 year average
US$/oz
R/oz
R/kg
(US$/oz)
Gold
1,200
15,200
490,000
1,229
Platinum
1,222
15,500
499,000
1,209
Palladium
717
9,100
293,000
710

Rhodium
787
10,000
322,000
985
Base minerals
US$/lb
R/lb
R/kg
(US$/lb)
Uranium (long-term contract)
45
572
1,260
47
Group Consolidated Mineral Resource and Mineral Reserve Statement
Gold Division: Gold Resource and Reserve Estimate as at 31 December 2016
Gold
Mineral Resources
1
Gold
Mineral Reserves
1
31 Dec 2016
31 Dec
2015
31 Dec 2016
31 Dec
2015
Tonnes
Grade
Gold
Gold
Tonnes
Grade
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Operations
Operations
Beatrix
2
Beatrix
2
Measured                      34.3 5.3 5.786 4.857 Proved AI 15.8 4.0 2.048 2.389
Indicated AI 35.0 5.5 6.150 3.677 Probable AI 20.2 2.6 1.675 1.875
Inferred AI 0.0 3.3 0.004 0.004
Total AI
69.4
5.4
11.940
8.538
Total AI
36.0
3.2
3.723
4.264
Indicated BI
3
6.7 3.7 0.789 0.991 Probable BI
3
Beatrix - Total
Underground
76.1
5.2
12.729
9.530
Beatrix - Total
Underground
36.0
3.2
3.723
4.264
Cooke
Cooke
Measured 11.6 8.3 3.113 1.566 Proved AI 4.3 5.3 0.728 1.014
Indicated AI 15.8 8.1 4.091 7.969 Probable AI 0.6 4.8 0.097 0.457
Inferred AI 6.0 13.6 2.635 2.326
Total AI
33.5
9.1
9.839
11.862
Total AI
4.9
5.2
0.826
1.471
Inferred BI
4
40.7 3.1 3.998 3.998
Cooke - Total
Underground
74.2
5.8
13.837
15.860
Cooke - Total
Underground
4.9
5.2
0.826
1.471
Driefontein
Driefontein
MeasuredAI 20.7 11.6 7.741 6.503 Proved AI 20.7 6.6 4.420 4.133
Indicated AI 5.2 7.2 1.207 3.053 Probable AI 5.8 4.0 0.737 1.846
Inferred AI 0.4 13.8 0.181 0.314
Total AI
26.3
10.8
9.129
9.870
Total AI
26.5
6.1
5.157
5.980
Measured BI
5
8.5 8.0 2.180
Indicated BI
5
22.0 9.0 6.376 9.821 Probable BI
5
8.8 6.0 1.694 2.122
Total BI
30.4
8.7
8.556
9.821
Total BI
8.8
6.0
1.694
2.122
Driefontein-
Total
Underground
56.7
9.7
17.684
19.691
Driefontein-Total
Underground
35.3
6.0
6.851
8.102
Kloof
Kloof
Measured 14.4 17.1 7.928 6.196 Proved AI 18.4 7.9 4.700 4.857
Indicated AI 3.2 11.8 1.231 0.468 Probable AI 6.2 5.9 1.184 1.024
Total AI
17.6
16.1
9.159
6.664
Total AI
24.6
7.4
5.884
5.881
Indicated BI 44.9 13.4 19.371 11.246 Probable BI 2.5 7.2 0.566 0.502
Inferred BI 7.4 16.2 3.831 10.112
Total BI
52.2
13.8
23.202
21.359
Total BI
2.5
7.2
0.566
0.502
Kloof - Total
Underground
69.9
14.4
32.361
28.023
Kloof - Total
Underground
27.1
7.4
6.450
6.383

Operations -
Total
Underground
276.8
8.6
76.611
73.103
Operations - Total
Underground
103.2
5.4
17.849
20.219
Surface rock
dumps (SRD)
and tailings
storage
facilities (TSF)
Surface rock
dumps (SRD) and
tailings storage
facilities (TSFs)
Beatrix (Indicated)

4.5
0.4 0.052 0.062 Beatrix (Probable) 4.5 0.4 0.052 0.062
Randfontein
Surface
(Measured)

4.5
0.3 0.047 0.052
Randfontein Surface
(Proved)

4.5
0.3 0.047 0.052
Driefontein
(Indicated)

4.0
0.6 0.076 0.094
Driefontein
(Probable)

4.0
0.6 0.076 0.094
Kloof (Indicated) 11.9 0.5 0.200 0.163 Kloof (Probable) 11.9 0.5 0.200 0.163
Operations -
Total Surface
24.8
0.5
0.375
0.372
Operations - Total
Surface
24.8
0.5
0.375
0.372
Total operations
(Incl. SRD and
TSF – excl.
projects)
Total operations
(Incl. SRD and TSF
– excl. projects)
Beatrix 80.6 4.9 12.781 9.592 Beatrix 40.5 2.9 3.775 4.326
Cooke 78.6 5.5 13.883 15.911 Cooke 9.4 2.9 0.872 1.523
Driefontein 60.7 9.1 17.760 19.786 Driefontein 39.2 5.5 6.926 8.196
Kloof 81.8 12.4 32.561 28.186 Kloof 39.0 5.3 6.650 6.546
Operations
Total
301.7
7.9
76.985
73.475
Operations Total
128.1
4.4
18.224
20.591
Projects
Projects
Beisa North
Beisa North
Inferred 14.8 3.4 1.619 1.619
Beisa North
Total
14.8
3.4
1.619
1.619
Beisa North Total
Bloemhoek
Bloemhoek
Indicated 27.4 4.7 4.163 4.163 Probable
Inferred 0.9 4.9 0.135 0.135
Bloemhoek
Total
28.3
4.7
4.297
4.297
Bloemhoek Total
Burnstone
Burnstone
Indicated 25.4 5.3 4.350 4.350 Probable 17.5 3.8 2.137 1.799
Inferred 28.7 4.9 4.540 4.540
Burnstone Total
54.1
5.1
8.890
8.890
Burnstone Total
17.5
3.8
2.137
1.799
De Bron
Merriespruit
De Bron
Merriespruit
Indicated 23.0 4.5 3.307 3.307 Probable 15.4 4.3 2.112 2.112
Inferred 5.3 4.2 0.715 0.715
De Bron
Merriespruit
Total
28.3
4.4
4.022
4.022
De Bron
Merriespruit Total
15.4
4.3
2.112
2.112
Projects - Total
Underground
125.5
4.7
18.828
18.828
Projects - Total
Underground
32.9
4.0
4.248
3.911
WRTRP
WRTRP
Measured 625.0 0.3 5.697 5.962 Proved
Indicated 52.3 0.3 0.524 0.524 Probable 677.3 0.3 6.222 6.486
Projects - Total
Surface
677.3
0.3
6.222
6.486
Projects - Total
Surface
677.3
0.3
6.222
6.486
Projects Total
802.8
1.0
25.050
25.314
Projects Total
710.2
0.5
10.470
10.397

Grand Total
Underground
and Surface
1104.5
2.9
102.035
98.790
Grand Total
Underground and
Surface
838.2
1.1
28.694
30.988
Mineral Resources are inclusive of Mineral Reserves
All tonnes (t) are expressed as metric units
Cut off grades have been calculated in accordance with SEC Guidelines for mineral pricing and approximate the historic three year average commodity prices
Mineral Resources were declared at a premium of 10% over the Mineral Reserve metal price
Gold Mineral Resources were determined at R540,000/kg and the Gold Mineral Reserves at R490,000/kg
1
Managed, unless otherwise stated
2
Beatrix Indicated Mineral Resources AI and Probable Mineral Reserves includes Beisa Central
3
Beatrix Indicated Mineral Resources BI refers to material below 26 Level (1,341mbs)
4
Cooke Inferred Mineral Resources BI refers to material within Cooke 4 Shaft Prospecting Right (Zuurbekom)
5
Driefontein Indicated and Inferred Mineral Resources and Probable Mineral Reserves BI refers to material below 50 Level (3,300mbs)
6
Kloof Indicated and Inferred Mineral Resources and Probable Mineral Reserves BI refers to material below 45 Level (3,347mbs)
* SOFS Projects
Gold Division: Uranium Resource and Reserve Estimate as at 31 December
2016
Uranium
Mineral Resources
1
Uranium
Mineral Reserves
1
31 Dec 2016
31 Dec
2015
31 Dec 2016
31 Dec
2015
Tonnes     Grade
U
3
O
8
U
3
O
8
Tonnes      Grade
U
3
O
8
U
3
O
8
(Mt)
(kg/t)
(Mlb)
(Mlb)
(Mt)
(kg/t)
(Mlb)
(Mlb)
Operations
Operations
Beatrix
2
Beatrix
Measured AI 3.6 1.086 8.548 8.548 Proved AI
Indicated AI 7.8 1.069 18.330 18.330 Probable AI 10.2 0.711 16.060 11.654
Inferred AI 0.0 1.101 0.090 0.090
Beatrix - Total
Underground
11.4
1.074
26.968
26.968
Beatrix - Total
Underground
10.2
0.711
16.060
11.654
Cooke
Cooke
Measured AI 4.873 Proved AI 2.056
Indicated AI 11.546 Probable AI 1.017
Inferred AI
3
8.020
Total AI
24.439
Total AI
3.073
Inferred BI 43.984
Cooke - Total
Underground
68.423
Cooke - Total
Underground
3.073
Operations - Total
Underground
11.4
1.074
26.968
95.391
Operations -
Total
Underground
10.2
0.711
16.060
14.727
Projects
Projects
Beisa North
Beisa North
Inferred 14.8 1.084 35.373 35.373
Beisa North Total
14.8
1.084
35.373
35.373
Beisa North Total
Projects - Total
Underground
14.8
1.084
35.373
35.373
Projects - Total
Underground
WRTRP
WRTRP
Measured 625.0 0.063 87.230 89.151 Proved
Indicated 52.3 0.086 9.936 9.936 Probable 677.3 0.065 97.166 99.088
Projects - Total
Surface
677.3
0.065
97.166
99.088
Projects - Total
Surface
677.3
0.065
97.166
99.088
Projects Total
692.1
0.087
132.539
134.461
Projects Total
677.3
0.065
97.166
99.088

Grand Total
(Underground
and Surface)
703.5
0.103
159.507
229.852
Grand Total
(Underground
and Surface
687.5
0.075
113.226
113.814
*Mineral Resources are inclusive of Mineral Reserves
1
Managed, unless otherwise stated
2
Beatrix includes uranium Mineral Resources and Mineral Reserves from the Beisa Central Project
3
Cooke Inferred Mineral Resources BI refers to material within the Cooke 4 Shaft Prospecting Right (Zuurbekom)
Key aspects that impacted on the 31 December 2016 Statement of Gold and Uranium Mineral Reserves include:
·  Following the cessation of underground mining at Cooke 4,
   0.5Moz was excluded from Gold Mineral Reserves
·  A focused exploration program on “secondary reefs” resulted in additional Mineral Reserves of 0.6Moz at Kloof
   (Middelvlei Reef and Kloof Reef at Main shaft), Driefontein
   (Middelvlei Reef at 8 Shaft), and the Kimberley Reef at the
   Cooke Operations.
·  The continuing review and investigation of previously
   unmined areas with economic potential (‘white areas’)
   resulted in a 0.9Moz increase in Gold Reserves during 2016.
   This was derived primarily at Beatrix West, Driefontein 8
   Shaft and Kloof Main Shaft.
·  Ongoing exploration at the western extension at Driefontein
   5 Shaft, delineated a lower grade, overbank geological
   facies. This information underpinned an updated geological model, and this geological anomaly has resulted in a
   decrease in Mineral Reserves of 0.6Moz. Drilling on the
   opposite site of the overbank provides assurance that the
   extent of the overbank facies is constrained.
·  Minor decreases in grade as a result of additional
   geological information at Beatrix South and the exclusion
   of certain high grade pillars at Kloof Main Shaft resulted in reserve decreases of 0.4Moz and 0.3Moz at those
   operations respectively.
·  Uranium Mineral Reserves decreased negligibly to 113.2Mlb, with the exclusion of 2.9Mlb from the Cooke Operations
   alleviated by additional Reserves from the Beisa Project.
Group Consolidated Mineral Resource and Mineral Reserve Statement
Platinum Division: 4E PGM Resource and Reserve Estimate as at 31
December 2016

Category - 4E PGM
Mineral Resources
Category - 4E PGM
Mineral Reserves
31-Dec-2016
31-Dec-
2015
31-Dec-2016
31-Dec-
2015
Tonnes
Grade
4E PGM
4E PGM
Tonnes
Grade
4E PGM
4E PGM
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
South African Operations
South African Operations
Kroondal (50% attributable)¹
Kroondal (50% attributable)¹
Measured 44.5 3.5 5.039 8.190 Proved
4
21.0 2.7 1.802 4.030
Indicated 14.2 3.7 1.688 2.319 Probable 5.8 2.6 0.489 0.951
Inferred 6.0 3.2 0.629 0.903
Kroondal - Total
Underground
64.8
3.5
7.356
11.412
Kroondal - Total
Underground
26.8
2.7
2.291
4.981
Rustenburg (100%
attributable)
Rustenburg (100%
attributable)
Measured 375.9 4.9 59.745 63.017 Proved 123.1 3.8 15.165 21.278
Indicated 125.6 5.3 21.525 22.257 Probable 6.7 4.2 0.901 4.204
Inferred 15.2 5.6 2.717 2.760
Rustenburg - Total
Underground
516.6
5.1
83.987
88.034
Rustenburg - Total
Underground
129.8
3.8
16.066
25.482
South African Operations -
Total Underground
581.4
4.9
91.343
99.447
South African Operations -
Total Underground
156.6
3.6
18.357
30.463
Tailings Storage Facilities
(TSF)
Tailings Storage Facilities
(TSF)
Rustenburg (Measured) 90.4 1.1 3.140 3.280 Rustenburg (Proved)
Rustenburg (Indicated) Rustenburg (Probable) 90.4 1.1 3.140 3.280
South African Operations -
Total Surface
90.4
1.1
3.140
3.280
South African Operations -
Total Surface
90.4
1.1
3.140
3.280
Total operations (Incl. TSF –
Excl. Projects)
Total operations (Incl. TSF –
Excl. Projects)
Kroondal 64.8 3.5 7.356 11.412 Kroondal 26.8 2.7 2.291 4.981
Rustenburg 607.0 4.5 87.127 91.314 Rustenburg 220.2 2.7 19.206 28.762
South African Operations
Total
671.7
4.4
94.483
102.727
South African Operations
Total
246.9
2.7
21.497
33.743
Non South African
Operations
Non South African
Operations
Mimosa (50% Attributable)
3
Mimosa (50% Attributable)
3
Measured 31.9 3.7 3.776 4.120 Proved 9.2 3.5 1.053 1.310
Indicated 15.4 3.6 1.776 1.790 Probable 5.4 3.7 0.636 0.650
Inferred 4.4 3.6 0.512 0.520
Inferred (Oxides) 9.0 3.4 0.981 0.980
Mimosa - Total Underground
60.7
3.6
7.045
7.410
Mimosa - Total Underground
14.6
3.6
1.689
1.960
Non South African
Operations - Total
Underground
60.7
3.6
7.045
7.410
Non South African
Operations - Total
Underground
14.6
3.6
1.689
1.960
Projects
Projects
Millenium
Indicated 1.430
Inferred 17.5 3.1 1.720 0.290
Millenium Total
17.5
3.1
1.720
1.720
Vygenhoek
Measured 1.4 5.1 0.230 0.230
Vygenhoek Total
1.4
5.1
0.230
0.230
Sheba's Ridge (3E PGM)
Measured 31.2 0.9 0.880 0.880
Indicated 37.9 0.9 1.040 1.040
Inferred 167.0 1.0 5.180 5.180

Mineral Resources are inclusive of Mineral Reserves
All tonnes (t) are expressed as metric units
Mineral Resources were declared at a premium of 10% over the Mineral Reserve metal price
1. Kroondal year on year change includes the sale of Everest Mine during the reporting period and the removal of sub economic Reserves from the Marikana section. Kroondal is mined under a Pool and Share agreement (PSA) with Anglo American Platinum (AAP) and mineral resources and reserves are reported as 50% attributable.
2. .Mimosa’s change YoY is associated with depletions. Mimosa (Zimbabwe) is a non RSA operation managed as a standalone company in Zimbabwe, 50%
attributable to Sibanye. The Reserves reported are June 2016 declared by Mimosa less depletions to December 2016.
3. Kroondal is mined under a Pool and Share agreement (PSA) with AAP. Kroondal retains exclusive mining rights for the Kroondal Extension and 1.130Moz 4E
PGM (50% attributable) is included in the Sibanye statement ending 31 December 2016.
Key aspects that impacted on the 31 December 2016 Statement of the
4E PGM Mineral Resources and Reserves include:
·  At the Kroondal operations total 4E PGM Mineral Reserves
   decreased by 2.7Moz. This reduction can be primarily
   attributed to:
•
0.4Moz due to mining depletion between June 2015
and December 2016. To align with Sibanye reporting
processes, this reserve declaration considers 18
months of mining depletion.
•
A 0.9Moz reduction in Mineral Reserves at
Marikana. The Marikana operation was placed on
care and maintenance by Aquarius Platinum during
2015 and did not contribute to the 2015 Life of
mine plans. These Reserves have been reassessed
and are not considered to be economically viable
under Sibanye’s economic assumptions.
•
1.1Moz associated with the sale of Everest South
during the reporting period.
•
The balance of the decrease was made up of
technical and modifying factors that accounted for
approximately 0.3Moz
At the Rustenburg Operations total 4E PGM Mineral Reserves
decreased by 9.4Moz year-on-year. This reduction can be
attributed to:
Sheba's Ridge Total
236.1
0.9
7.100
7.100
Zondernaam
Inferred 77.4 6.4 15.900 15.900
Zondernaam Total
77.4
6.4
15.900
15.900
Hoedspruit
Indicated 2.450
Inferred 0.530
Hoedspruit Total
2.980
Hoogland
Indicated 2.810
Inferred 0.610
Hoogland Total
3.420
Projects - Total Underground
332.4
2.3
24.950
31.350
Projects - Total Underground
Grand Total
Underground & Surface
1064.8
3.7
126.478
141.487
Grand Total
Underground & Surface
261.6
2.7
23.186
35.703

·  1.0Moz depletion due to mining activities during 2016.
·  Anglo American Platinum declared the ounces contained in
   Mineral Reserves at the Kroondal PSA ‘Extension’ area,
   amounting to 2.4Moz’s, as 100% attributable to the
   Rustenburg operations in 2015. Aquarius Platinum
   declared 50% attributable reserves over the same area in
   2015. Sibanye has reported these reserves as 50%
   attributable to the Kroondal operations from where these
   reserves will be extracted, thus reducing the Rustenburg
   declared reserves by 2.4Moz’s.
·  The application of Sibanye’s more conservative economic
   assumptions at Rustenburg resulted in several areas at
   Siphumulele, Thembelani and Khusuleka shafts, containing
   approximately 6.2Moz, being considered either
   uneconomic, or unable to generate sufficient returns
   from the capital expenditure required to access these
   reserves, to meet internal project hurdle rates.
·  A sensitivity analysis has indicated that at sustained
   metal price increases of between 5% and 10%, the majority
   of these resources could be converted back to mineral
   reserves.
·  The 4E PGM Mineral Reserves at Mimosa, a non-managed
   independent company in which Sibanye holds a 50% stake,
   are reported as at June 2016, less depletions to December
   2016. A revision in the LoM Plan i will be updated by
   June 2017.
·  Mineral Resources at the Hoogland and Hoedspruit
   projects (6.4Moz’s) have not been declared in 2016 as
   these projects have been discontinued by Sibanye.
Abridged review per operation
BEATRIX
Beatrix is a low-cost, high productivity asset with a life of mine
(LoM) extending to 2035. The Mineral Resources include 12.8Moz gold and 27.0Mlb uranium. Gold Mineral Reserves decreased by 5% net of production depletion of 0.3Moz to 3.8Moz in 2016, primarily as a result of lower grades affecting the tail end of the production profile at
Beatrix South and Beatrix West sections.
The underground Reserve grade decreased from 3.5g/t in 2015 to 3.2g/t in 2016, primarily due to the inclusion of additional ground from the lower gold grade Beisa project at Beatrix West (a uranium rich project which is currently in Feasibility Study stage). The additional Uranium
Reserves from Beisa resulted in an increase of 4.4Mlb
The underground production is supplemented by processing historic rock dumps, with an estimated gold Mineral Reserve of 0.052Moz at a grade of 0.4g/t.
DRIEFONTEIN
Driefontein is a high-yield, long-term operation with gold Mineral
Resources of 17.8Moz, gold Mineral Reserves of 6.9Moz and a LoM that extends to 2036. The Mineral Reserves are based on current operations, as well as the 5 Shaft Depth Extension project which commenced in 2016.
Gold Mineral Reserves decreased by 15% net of production depletion of
0.6Moz year on year. This reduction was primarily due to the intersection of a large geological anomaly (“overbank area”) at 5 Shaft and the 5 Shaft Depth Extension Project, resulting in a reduction of
0.574Moz and reducing the life of mine by 7 years. As a result of this geological anomaly, the Reserve Grade at 5 Shaft is expected to decrease by 0.5g/t to 6.5g/t, and by 1.3g/t to 6.0g/t at the 5 Shaft
Depth Extension project. Despite the decrease in grade, the Depth
Extension project is still above the economic hurdle rate of the Group and will continue as planned. Further exploration is being conducted in the area, but drilling on the opposite site of the overbank provides assurance that the extent of the overbank is constrained and that the extent of this lower grade zone is well delineated and should not have any further impact on the Reserves.
Underground production is supplemented by processing of an estimated
0.1Moz of gold Mineral Reserves contained in historic rock dumps.
Further exploration of historic rock dumps extended the life of the surface operation by another year.
KLOOF
Kloof is a high-yield long-term operation with a LoM extending to 2034 and gold Mineral Resources of 32.6Moz and gold Mineral Reserves of

6.7Moz. Gold Mineral Reserves increased by 2% net of production depletion year on year, with the underground Reserve grade largely unchanged from 7.5g/t to 7.4g/t. The Mineral Reserves is based on the current operations, as well as the 4 Shaft Depth Extension project which commenced in 2015. The increase in Mineral Reserves is largely due to additional Secondary Reefs (Middelvlei Reef and Kloof Reef) of
0.2Moz, as well as white areas (0.3Moz).
Underground production is supplemented by processing historic rock dumps with an estimated gold Mineral Reserve of 0.2Moz, an increase of
22% from last year.
COOKE
Cooke is a short- to medium-term asset, with gold Mineral Resources of approximately 13.9Moz and gold Mineral Reserves of 0.9Moz. With the cessation of underground mining at the Cooke 4 mine, and closure of the uranium processing circuit at the Ezulwini plant, the gold and uranium Mineral Reserve decreased by 0.5Moz and 2.9Mlbs respectively.
With the exclusion of Cooke 4, as well as the inclusion of the expected impact of the Grout Project (which will enable mining of high grade crush pillars at Cooke 1 and 3), the average reserve grade at the Cooke
Operations increased from 4.7g/t to 5.2g/t. Underground production is supplemented by processing of historic tailings facilities at Cooke
Plant which will be completed by end 2017.
KROONDAL
Kroondal is a low cost asset, with the current LoM estimated to extend to 2032. The operation is mined under a pool and share agreement with Anglo Platinum in which the PSA, of which Sibanye has a 50% stake, has exclusive mining rights to the area. Sibanye, through its Kroondal operations, has the infrastructure and
processing facilities to mine and process the ore from this PSA area. The operation has 4E PGM Mineral Resources of approximately

7.356Moz (attributable) and 4E PGM Mineral Reserves of 2.291Moz
(attributable). Marikana is a lease area situated east of the
Kroondal area and forms a natural extension to the existing mine plan for Kroondal. Marikana is however structurally complex with the propensity for higher geological losses and as such, affects the extraction rates of this orebody. The mine plan is sub economic considering the 4E PGM price deck applied to the 2016 valuation and as such, is removed from reserves. AQPSA, the former owners of
Marikana, had already placed this operation on care and maintenance in 2015 owing to the high costs of extracting the ore from this section.
RUSTENBURG OPERATIONS
The Rustenburg Operations are long term assets, with the current estimated LoM extending to 2046. The operations contain 4E PGM
Mineral Resources of approximately 87.127Moz and 4E PGM Mineral
Reserves of 19.206Moz. The decline in the 4E PGM Mineral Reserves year-on-year, was primarily due to the use of commodity price assumptions in line with Sibanye reporting standards and SEC guidelines. These prices are more conservative and as such
resulted in several areas at Siphumulele and Thembelani
conventional shafts being considered uneconomical.
MIMOSA
Mimosa is a long-term asset, with the current LoM estimated to extend to 2033. The operation has 4E PGM Mineral Resources of approximately 7.0Moz (attributable to Sibanye) and 4E PGM Mineral
Reserves 1.7Moz (attributable to Sibanye). The 4E PGM Mineral
Reserves have decreased by 0.3Moz year on year, mainly due to depletion.
Abridged review per project
BURNSTONE

The development of the Burnstone Project commenced in 2015, with the first gold production expected by 2018. With Mineral Reserves of 2.1Moz, the project envisages steady state production of
approximately 115,000oz per annum from 2021, with a LoM extending up to 2042.
WEST RAND TAILINGS RETREATMENT PROJECT
The West Rand Tailings Retreatment Project (WRTRP) will process the historical tailings storage facilities of the Driefontein,
Kloof and Cooke operations for gold and uranium. The project has an estimated gold and uranium Mineral Reserve of 6.2Moz and 97.2Mlb respectively.
The project, which will utilize current metallurgical capacity as well as a Central Processing Plant and Central Tailings Storage
Facility, will have an annual steady state production of ~0.1Moz gold and ~0.9Mlbs uranium. The project life will extend to beyond
2068, and will have the additional benefit of reducing the
environmental liability posed by historical tailings.
DE BRON MERRIESPRUIT
Gold Mineral Reserves of 2.1Moz for the De Bron Merriespruit
Project are based on the original feasibility study previously conducted by Royal HaskoningDHV in 2013. However, the production design and schedule was modified during 2015 in line with enhanced geological and estimation models, with the extraction plan
optimized in line with new cut-off grades.
Corporate governance
Sibanye reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 of the JSE
Listings Requirements and the SEC Industry Guide 7, which is aligned with the guiding principles of SOX. Guided by a commitment to best practice corporate governance, the statement has been reviewed by each Division’s Technical Services. For the Gold
Division, the statement for the operations was independently reviewed by Amec Foster Wheeler (Mineral Resources) and by Mineral
Corporation Consultancy Proprietary Ltd (Mineral Reserves), and
has been found to be compliant with the relevant codes with no material shortcomings. The Platinum Division for 2016 did not have an external audit due to the acquisition approval process occurring during the year.

The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the Rand-US dollar currency exchange rate, operating costs, mining permits, changes in legislation and operating factors.
Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted. However, the length of the approval process for such permits may have an impact on the schedules stated.
All statement figures are managed by Sibanye with the exception of those for Mimosa. Mineral Resources are reported inclusive of
Mineral Reserves, and production volumes are reported in metric tonnes (t).
Gold and uranium estimates are reported separately from each other, therefore no gold equivalents are stated to avoid potential
anomalies as a result of year-on-year metal price differentials.
The Platinum Division statement consists of platinum reported as
4E PGM, which consists of platinum, palladium, rhodium and gold.
Individual proportions of the 4E PGM are determined via prill split proportions as determined from the assays.
All financial models used to determine Mineral Reserves are based on current tax regulations at 31 December 2016.
For the Gold Division, the lead competent person designated in terms of the SAMREC Code, with responsibility for the consolidation and reporting of Sibanye’s Mineral Resources and Mineral Reserves,
and for overall regulatory compliance of these figures, is Gerhard
Janse van Vuuren, who gave his consent for the disclosure of the
2016 Mineral Resources and Mineral Reserves Statement. Gerhard [GDE
(Mining Eng), MBA, MSCC and B.Tech (MRM)] is registered with SAIMM
(706705) and has 29 years’ experience relative to the type and style of mineral deposit under consideration.
For the Platinum Division, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the
consolidation and reporting of the Division’s Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Andrew Brown, who gave his consent for the disclosure of the 2016 Mineral Resources and Mineral Reserves
Statement. Andrew [M.Sc Mining Eng] is registered with SAIMM
(705060) and has 32 years’ experience relative to the type and style of mineral deposit under consideration.
The respective business unit-based Mineral Resource managers, relevant project managers and the respective Mineral Resource management discipline heads, have been designated as competent persons, in terms of the SAMREC Code. These persons take
responsibility for the reporting of Mineral Resources and Mineral
Reserves for their respective area(s). Additional information regarding these personnel, as well as the teams involved with the compilation of the Mineral Resource and Mineral Reserve

declaration, is incorporated in the Mineral Resources and Mineral
Reserves Supplement that has been published in conjunction with this Sibanye Integrated Annual Report 2016.
ENDS
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the US Securities
Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the
forward-looking statements. As a consequence, these forward-
looking statements should be considered in light of various
important factors, including those set forth in this document.
Important factors that could cause the actual results to differ materially from estimates or projections contained in the
forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa,
Zimbabwe and elsewhere; changes in assumptions underlying
Sibanye’s estimation of its current Mineral Reserves and
Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future
acquisitions, as well as at existing operations; the ability of
Sibanye to successfully integrate acquired businesses and
operations (whether in the gold mining business or otherwise)
into its existing businesses; the success of Sibanye’s business strategy, exploration and development activities; the ability of
Sibanye to comply with requirements that it operate in a

sustainable manner; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial
action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new
legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other
environmental, health and safety issues; power disruptions,
constraints and cost increases; supply chain shortages and
increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;
Sibanye’s ability to hire and retain senior management or
sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically
disadvantaged South Africans’ in its management positions;
failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and
the impact of HIV, tuberculosis and other contagious diseases.
These forward-looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 03, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer